UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of February, 2023 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_

1 Santander UK Group Holdings plc The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This report provides a summary of the unaudited business and financial trends for the year ended 31 December 2022 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2021. This report contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our principal ring-fenced bank. A list of abbreviations is included at the end of this report. Santander UK Group Holdings plc Quarterly Management Statement for the year ended 31 December 2022 Paul Sharratt Head of Investor Relations ir@santander.co.uk Stewart Todd Interim Director of Communications and Responsible Banking mediarelations@santander.co.uk For more information: See Investor Update presentation santander.co.uk

2 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “The global economic environment and rising cost of living have presented challenges for many of our customers and clients. Our focus has been to provide targeted and practical support, including advice on household budgeting and a toolkit for SMEs to help them through the ongoing inflationary pressures. “Against this backdrop, I am extremely proud that we have delivered a strong set of results with an increase in profit underpinned by net mortgage lending of £9.8bn. We have increased our customer deposits by £4.3bn offering some of the most competitive savings rates in the market including our eSaver and fixed rate ISA products. Our continued commitment to innovation is delivering exciting new products and services to customers including Santander Navigator, our platform for business clients, Santander Edge, our new current account, and My Home Manager, providing mortgage customers with support through our app. We continue to support the UK transition to net zero and in the last year provided our customers with over £6bn in green finance. “Throughout the year our people have been helping our customers, many of whom are experiencing very challenging times. It is important that we also support our people, and we were pleased to award two pay rises during the year for the majority of our staff. “The end of 2022 saw a marked slowdown in mortgage lending and, with an uncertain economic outlook for 2023, we will continue to focus on a prudent approach to risk while we help people and businesses prosper.” 2022 financial and business highlights Providing more support for our customers  Proactive outreach to over 2 million customers most likely to be impacted by the cost of living crisis, to offer our support.  Launched our new current account and made further improvements to our mobile app, helping customers with their personal budget.  Supporting businesses with our Santander Navigator platform, providing expertise and practical support from our global network.  NPS ranked 7th for Retail and 1st for Business & Corporate. Customer service is integral to our strategy and remains a key area of focus1.  Over £10bn of green finance since 2020, helping our customers reduce their carbon footprint, targeting £20bn by 20252. Profit before tax3 up 2% at £1,894m; driven by increased income and lower costs partly offset by higher credit charges  Net mortgage lending of £9.8bn (2021: £7.5bn), with £35.5bn gross mortgage lending (2021: £33.6bn).  Customer deposits up £4.3bn following successful eSaver and ISA campaigns in H2-22.  Banking NIM increased to 2.06% (2021: 1.92%) reflecting the impact of base rate increases; Q4-22 Banking NIM up 5bps to 2.12%.  CIR improved to 47% (2021: 56%) from increased net interest income and lower operating expenses. Adj. CIR4 of 43% (2021: 50%).  Ongoing transformation programme savings of £655m from total investment of £936m since 2019.  Credit impairment charges of £321m driven by the deterioration in the economic environment (2021: £233m write-backs).  Cost of risk increased to 15bps (2021: -11bps). Credit performance remains stable with low arrears.  Provisions up 11% to £421m (2021: £379m), with a £108m penalty for historical shortcomings in AML controls settled in Dec-225.  Profit before tax3 up 2% at £1,894m. Adjusted profit from continuing operations3,4 before tax stable, with Return on ordinary shareholders’ equity of 10.6% (2021: 9.9%) and adjusted RoTE4 of 14.1% (2021: 13.2%). Proven balance sheet resilience with strong capital and liquidity levels  85% of lending is prime UK retail mortgages, with an average LTV of 50% (2021: 52%), unsecured retail constitutes 3% of lending.  Corporate & Commercial Banking loans of £18.5bn (2021: £19.3bn).  Resilient asset quality with low arrears, Stage 3 ratio of 1.24% (2021: 1.43%).  CET1 capital ratio of 15.2% (2021: 15.9%) and UK leverage ratio of 5.2% (2021: 5.2%), well above regulatory requirements.  £1.0bn interim and special dividend paid in 2022 (2021: £1.3bn).  Strong LCR of 163%. Repaid £6.9bn of TFSME with £25.0bn outstanding. Looking ahead  We expect 2023 Banking NIM to be higher than 2022 as we anticipate further base rate increases.  We expect house prices to fall back to 2021 levels over the year ahead as higher base rates dampen demand.  The outlook remains uncertain as inflation has eroded real disposable income with the prospects of a recession ahead.  These challenges for households and businesses are expected to continue into 2023 and could impact credit quality. 1. See page 13 for more on NPS. At the start of 2022 we changed survey methodology for Retail. (2021: NPS ranked 4th for Retail and 1st for Business & Corporate). 2. Includes lending to finance properties with an EPC rating of A and B, renewable energy and electric vehicles as well as financing raised and facilitated. 3. Profit from continuing operations before tax. CIB is presented as a discontinued operation after its transfer to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021. 4. Non-IFRS measure. See Appendix 1 for details and a reconciliation of adjusted metrics to the nearest IFRS measure. 5. Provisions for other liabilities and charges. See Appendix 1 for details of the penalty settled in Dec-22.

Summarised consolidated income statement 2022 vs 2021

	2022	2021	*Change*
	£m	£m	%
Net interest income	4,472	3,997	*12*
Non-interest income[1]	534	547	*(2)*
Total operating income	**5,006**	**4,544**	***10***
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(2,370)	(2,540)	*(7)*
Credit impairment (charges) / write-backs	(321)	233	*n.m.*
Provisions for other liabilities and charges	(421)	(379)	*11*
Profit from continuing operations before tax	**1,894**	**1,858**	***2***
Tax on profit from continuing operations	(471)	(485)	*(3)*
Profit from continuing operations after tax	**1,423**	**1,373**	***4***
Profit from discontinued operations after tax[3]	-	32	*n.m.*
Profit after tax	**1,423**	**1,405**	***1***
Banking NIM	2.06%	1.92%	14bps
CIR	47%	56%	-9pp

Profit from continuing operations after tax up 4%

- Net interest income up 12% and Banking NIM up 14bps largely due to the impact of base rate increases.
- Non-interest income down 2%, due to the £71m gain on sale of our UK head office in 2021.
- Operating expenses[4] down 7% largely due to lower transformation programme spend following significant restructuring in 2021. This programme has embedded lower operational costs and improved the efficiency of the business which should help to mitigate the impact of inflation.
- Credit impairment charges of £321m driven by the deterioration in the economic environment, including higher interest rates, lower GDP, and lower house prices, as well as the risk that higher inflation could impact lending repayments. These charges followed write-backs of £233m in 2021 and increased the cost of risk to 15bps, as we increased ECL build in retail portfolios (2021: -11bps). Loans entering arrears remained low. Arrears stock on mortgages remains low with 0.62% greater than 90 days past due (2021: 0.79%)[5]. In Corporate & Commercial Banking, we have seen a small number of single name defaults emerge in Q4-22.
- Provisions for other liabilities and charges up 11%, largely related to the £108m penalty for historical shortcomings in our AML controls between 31 December 2012 and 18 October 2017. We also continued to see a rise in scams with increased fraud charges of £153m in 2022 (2021: £74m). These were partially offset by lower transformation programme charges following significant restructuring in 2021.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Not used.
3. Discontinued operations relate to the CIB segment which was moved to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.
4. Operating expenses before credit impairment (charges) / write-backs, provisions and charges.
5. Arrears over 90 days past due: credit cards 0.49% (2021: 0.45%), UPLs 0.61% (2021: 0.51%), overdrafts 2.24% (2021: 2.10%), Consumer Finance 0.44% (2021: 0.36%)

3 Santander UK Group Holdings plc

Summarised balance sheet	31.12.22	31.12.21
	£bn	£bn
Customer loans	219.7	210.6
Other assets[1]	72.5	83.1
Total assets	**292.2**	**293.7**
Customer deposits	196.5	192.2
Total wholesale funding	63.0	65.4
Other liabilities	18.0	19.8
Total liabilities	**277.5**	**277.4**
Shareholders' equity[2]	14.7	16.1
Non-controlling interest	-	0.2
Total liabilities and equity	**292.2**	**293.7**

Customer loans increased with strong mortgage lending

- Customer loans increased £9.1bn, with £9.8bn of net mortgage lending.
- Customer deposits increased £4.3bn, following successful eSaver and ISA campaigns in H2-22.
- Other assets and other liabilities decreased, primarily reflecting our approach to liquidity management in 2022.
- Total wholesale funding decreased, with total term funding of £57.8bn (Dec-21: £60.1bn).
- Shareholders' equity decreased, largely due to cash flow hedging of our debt issuance and pension remeasurement.

2022 ECL provision increased by £141m to £1,007m (2021: £866m), up £51m in Q4-22

PMAs now referred to as judgemental adjustments (JAs). Notable changes to ECL during 2022, which impacted credit impairment:

- **Corporate Covid-19 related JAs: net release of £175m**
  All corporate sector staging JAs related to Covid-19 released, resulting in £0.4bn movement of corporate Stage 3 loans to Stage 2.
- **Economic scenarios and weights: charge of £163m**
  Updated economic scenarios with expectations for higher base rate and lower house prices in 2023.
- **Corporate sector staging risks: charge of £61m**
  JAs to reflect the corporate lending risks for sectors and counterparties which are most susceptible to increased inflation, energy prices and input costs alongside potentially lower demand. As a result, £1.4bn of higher risk Stage 1 loans were moved to Stage 2, and probability of defaults increased on some Stage 2 loans following an assessment of the client and sector risks.
- **Affordability of retail lending repayments: charge of £44m**
  JAs to account for the potential repayment affordability risk among those customers with low disposable income. After stressing for inflation, £0.2bn of unsecured loans, overdrafts and credit cards moved from Stage 1 to Stage 2. In addition, £5.0bn of mortgages moved from Stage 1 to Stage 2 following an assessment of customer indebtedness.
- **Write-offs against provision**
  Gross write-off utilisation of £157m (2021: £191m).

Credit performance	31 December 2022				31 December 2021			
	Total	Stage 1	Stage 2	Stage 3[6]	Total	Stage 1	Stage 2	Stage 3[6]
Customer loans	£bn	%	%	%	£bn	%	%	%
Retail Banking	194.6	*91.5*	*7.4*	*1.08*	*185.6*	*92.6*	*6.2*	*1.15*
- Homes - Mortgages	187.1	*91.8*	*7.3*	*0.99*	*177.3*	*92.7*	*6.3*	*1.02*
- EDB - Credit Cards	2.5	*85.7*	*12.9*	*2.53*	*2.4*	*90.8*	*7.7*	*2.54*
- EDB - Other[3]	5.0	*82.8*	*13.0*	*4.30*	*5.9*	*88.5*	*6.6*	*4.90*
Consumer Finance[4]	5.4	*93.0*	*6.5*	*0.54*	*5.0*	*95.5*	*4.0*	*0.48*
Corporate & Commercial Banking[5]	18.5	*78.3*	*18.8*	*3.08*	*19.3*	*72.0*	*23.9*	*4.28*
Corporate Centre[5]	1.2	*99.6*	*0.3*	*0.10*	*0.7*	*99.5*	*0.3*	*0.21*
Total	**219.7**	***90.4***	***8.4***	***1.24***	***210.6***	***90.8***	***7.8***	***1.43***

1. 31 December 2022 includes £49m of property assets classified as held for sale.
2. Includes share capital, other equity instruments and other reserves.
3. Includes £2.5bn of Business Banking lending (£2.4bn is BBLS with 100% Government guarantee), £2.0bn unsecured personal loans and £0.5bn overdrafts.
4. 84% of lending is collateralised on the vehicle.
5. In Q4-22 we transferred £1.5bn (2021: £2.3bn) of Social Housing loans, and £0.4bn of non-core liabilities (2021: £0.9bn) to our CCB segment from Corporate Centre to reflect the way these assets are managed, and restated comparatives accordingly.
6. Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets (£0.1bn) divided by the sum of total drawn assets and Stage 3 undrawn assets.

4 Santander UK Group Holdings plc

Updated economic scenarios, with scenario weights unchanged in the quarter

- The UK economy has faced a range of challenges over recent years including the impacts of the Covid-19 pandemic and the conflict in Ukraine. During 2022, a cost of living crisis emerged as energy costs rose sharply and household bills increased. Market volatility in Q3-22 caused mortgage rates to rise sharply, although they have subsequently eased. Higher base rates in 2022 added further pressure on households and businesses with a fall in GDP in Q3-22.
- While the outlook remains uncertain, a recession in 2023 seems likely. Inflation is forecast to remain above the 2% target rate, eroding real disposable income further. Utility bills for households and businesses are likely to remain higher than a year ago, despite the mitigation of the government's Energy Price Guarantee scheme. Household bills are also increasing, and house prices are starting to fall, adding to the challenges faced by the UK economy.
- The stubborn inflation scenario is based on higher inflation which is persistently above the Bank of England target. This results in base rate peaking at 6%, further adding to the cost of living crisis and reducing consumer demand.
- The other downside scenarios capture a range of risks, including continuing weaker investment reflecting the unstable environment; a larger negative impact from the EU trade deal given ongoing issues such as in Northern Ireland; and a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force.

Economic scenarios 31-Dec-22		Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation	Weighted
		%	%	%	%	%	
GDP (calendar year annual growth rate)	2022	4.4	4.4	4.3	3.7	4.2	4.3
	2023	-1.0	-1.3	-1.9	-6.4	-2.7	-2.2
	2024	0.8	0.5	-0.3	-0.7	-0.9	0.0
	2025	2.0	1.6	0.5	1.7	0.2	1.2
	2026	2.0	1.5	0.4	1.5	0.6	1.2
	Peak to trough	-1.5	-1.9	-2.7	-8.8	-4.0	-3.1
Base rate (At 31 December)	2022	3.50	3.50	3.50	3.50	3.50	3.50
	2023	3.75	4.00	3.50	3.75	6.00	4.29
	2024	3.00	3.25	2.75	3.00	5.50	3.59
	2025	2.50	2.75	2.50	2.75	3.50	2.85
	2026	2.25	2.50	2.25	2.50	3.00	2.55
	Peak	3.75	4.00	3.50	4.00	6.00	4.31
HPI (Q4 annual growth rate)	2022	7.6	7.0	7.6	7.6	7.6	7.3
	2023	-8.8	-10.0	-10.0	-15.8	-10.9	-10.7
	2024	-4.3	0.0	-6.7	-14.3	-8.8	-4.4
	2025	0.6	2.0	-3.1	-4.1	-4.9	-0.8
	2026	4.1	3.0	-0.2	4.7	-0.6	2.0
	Peak to trough	-12.8	-11.2	-19.0	-30.7	-23.1	-16.8
Unemployment (At 31 December)	2022	3.7	3.8	3.7	4.4	3.7	3.8
	2023	4.7	4.7	5.1	8.5	5.5	5.3
	2024	4.5	5.1	5.4	8.0	5.9	5.6
	2025	4.5	4.5	5.8	7.4	6.4	5.4
	2026	4.4	4.3	6.1	6.8	6.6	5.3
	5yr Peak	4.7	5.1	6.1	8.5	6.6	5.9
Weighting:		5%	50%	15%	10%	20%	100%

ECL 31-Dec-22 (100% weight to each scenario)	Upside 1 £m	Base case £m	Downside 1 £m	Downside 2 £m	Stubborn Inflation £m	Weighted £m
Retail Banking	490	498	530	831	648	546
- Homes - Mortgages	215	219	245	502	325	253
- EDB – Credit Cards	122	123	127	142	140	130
- EDB - Other	153	156	158	187	183	163
Consumer Finance	65	66	65	69	68	67
Corporate & Commercial Banking	375	368	398	483	433	393
Corporate Centre	1	1	1	1	1	1
Total	**931**	**933**	**994**	**1,384**	**1,150**	**1,007**

5 Santander UK Group Holdings plc

Treasury

Capital ratios well above regulatory requirements

- The CET1 capital ratio decreased 70bps to 15.2%. This was largely due to regulatory changes that took effect on 1 January 2022 and a special dividend paid in December 2022. The regulatory changes included the reintroduction of the full CET1 software asset deduction, and implementation of new definition of default regulatory guidance. The impact of increased RWAs and the special dividend were partially offset by post dividend retained earnings. We remain strongly capitalised with significant headroom to minimum requirements and MDA.
- The UK leverage ratio remained stable at 5.2%, as retained profit was partially offset by the change in treatment of software assets on 1 January 2022. UK leverage exposure remained broadly stable at £248.6bn (2021: £246.3bn).
- Total capital ratio decreased by 120bps to 20.4%, due to lower CET1 capital ratio as outlined above as well as the reduction in AT1 and Tier 2 capital securities recognised following the end of the CRR Grandfathering period on 1 January 2022.
- We paid £1.0bn interim dividends, £300m of which was a special dividend (2021: £1.3bn). These were paid following review and approval by the Santander UK Board in line with our dividend policy.

Key capital metrics	**31 December 2022**		**31 December 2021**	
	£bn	**%**	**£bn**	**%**
CET1 capital	10.8	15.2	10.8	15.9
Total qualifying regulatory capital	14.5	20.4	14.7	21.6
UK leverage	13.0	5.2	12.8	5.2

Summarised changes to CET1 capital ratio in 2022	**31-Dec-21**	**Regulatory changes**	**CET1 capital ratio**
	%		**%**
31 December 2021 CET1 capital ratio / less regulatory changes	15.9	-0.4pp	15.5
Post dividend retained earnings			+0.8pp
Special dividend			-0.4pp
Fixed pension deficit contributions			-0.2pp
Expected loss less provisions			+0.2pp
RWA growth and other			-0.7pp
31 December 2022 CET1 capital ratio			**15.2**

CET1 capital ratio MDA trigger (headroom 4.0%)	**Minimum**
	%
Pillar 1	4.5
Pillar 2A	3.2
Capital conservation buffer	2.5
Countercyclical capital buffer	1.0
Current MDA trigger	**11.2**

Key funding and liquidity metrics	**31.12.22**	**31.12.21**
	£bn	**£bn**
Loan to deposit ratio	113%	111%
Total wholesale funding and AT1	65.2	67.8
- of which TFSME	25.0	31.9
- of which with a residual maturity of less than one year	11.0	10.2
HoldCo LCR	163%	n.a.
LCR eligible liquidity pool	49.0	n.a.

Strong funding across a range of diverse products

- Total wholesale funding decreased, with £6.9bn TFSME repayment. Funding costs improved with maturities refinanced at lower cost.
- Issuances of £8.6bn, including MREL issuance of £3.9bn equivalent and £4.7bn of non-MREL issuance from Santander UK plc, our RFB.
- We expect to issue between £2bn and £3bn of MREL in 2023, of which we have already issued £1bn equivalent in January 2023.

6 Santander UK Group Holdings plc

Summary income statement from continuing operations by segment

2022	Retail Banking	Consumer Finance	CCB	Corporate Centre	Total
	£m	£m	£m	£m	£m
Net interest income	3,689	180	580	23	4,472
Non-interest income[1]	197	195	146	(4)	534
Total operating income	**3,886**	**375**	**726**	**19**	**5,006**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(1,683)	(144)	(342)	(201)	(2,370)
Credit impairment (charges) / write-backs	(263)	(27)	(31)	-	(321)
Provisions for other liabilities and charges	(395)	(6)	(8)	(12)	(421)
Profit / (loss) from continuing operations before tax	**1,545**	**198**	**345**	**(194)**	**1,894**

2021	Retail Banking	Consumer Finance	CCB	Corporate Centre	Total
	£m	£m	£m	£m	£m
Net interest income	3,374	233	397	(7)	3,997
Non-interest income[1]	201	178	112	56	547
Total operating income	**3,575**	**411**	**509**	**49**	**4,544**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(1,703)	(163)	(365)	(309)	(2,540)
Credit impairment (charges) / write-backs	98	33	90	12	233
Provisions for other liabilities and charges	(187)	4	(34)	(162)	(379)
Profit / (loss) from continuing operations before tax	**1,783**	**285**	**200**	**(410)**	**1,858**

Customer loans by segment	**31.12.22**	**31.12.21**
	£bn	£bn
Retail Banking	194.6	185.6
Consumer Finance	5.4	5.0
Corporate & Commercial Banking[2]	18.5	19.3
Corporate Centre[2]	1.2	0.7
Total	**219.7**	**210.6**

Customer deposits by segment	**31.12.22**	**31.12.21**
	£bn	£bn
Retail Banking[3]	161.8	157.0
Corporate & Commercial Banking	24.8	26.5
Corporate Centre	9.9	8.7
Total	**196.5**	**192.2**

RWA by segment	**31.12.22**	**31.12.21**
	£bn	£bn
Retail Banking	44.6	42.9
Consumer Finance	7.3	6.4
Corporate & Commercial Banking	14.0	13.6
Corporate Centre	5.3	5.2
Total	**71.2**	**68.1**

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. CCB customer loans includes £4.5bn of CRE loans (2021: £4.4bn). In Q4-22 we transferred £1.5bn (2021: £2.3bn) of Social Housing loans, and £0.4bn of non-core liabilities (2021: £0.9bn) to our CCB segment from Corporate Centre to reflect the way these assets are managed, and restated comparatives accordingly. This resulted in an increase in profit before tax in CCB of £2.9m (2021: decrease of £2.7m) and an equal but opposite impact in Corporate Centre.
3. See Appendix 3 for a portfolio breakdown of Retail Banking customer deposits.

7 Santander UK Group Holdings plc

8 Santander UK Group Holdings plc Appendix 1 – Alternative Performance Measures In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS. We use these APMs when planning, monitoring, and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures. a) Adjusted profit metrics As shown in the table below, profit from continuing operations before tax is adjusted for items management believe to be significant. We adjust for these to facilitate operating performance comparisons from period to period. The financial results reflect continuing operations and therefore do not include discontinued operations. Ref. 2022 2021 £m £m Non-interest income Reported (i) 534 547 Adjust for operating lease depreciation (74) (81) Adjust for net loss / (gain) on sale of property 7 (73) Adjusted (ii) 467 393 Operating expenses before credit impairment (charges) / write-backs, provisions and charges Reported (iii) (2,370) (2,540) Adjust for transformation 171 278 Adjust for operating lease depreciation 74 81 Adjusted (iv) (2,125) (2,181) Provisions for other liabilities and charges Reported (421) (379) Adjust for transformation 22 130 Adjust for penalty related to historical shortcomings in AML controls 108 - Adjusted (291) (249) Profit from continuing operations before tax Reported 1,894 1,858 Specific income, expenses and charges 308 335 Adjusted 2,202 2,193 Operating lease depreciation We adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with business volumes. Net loss / (gain) on sale of property Previously named ‘net gain on sale of London head office and branch properties’, now also includes subsequent sale of property under our transformation programme. Transformation costs and charges Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets. Penalty related to historical shortcomings in AML controls In Dec-22, we paid a financial penalty to settle the FCA’s enforcement investigation into the AML systems and controls in our Business Banking division in the period between 31 December 2012 and 18 October 2017. The settlement concluded the FCA’s investigation and we are adjusting for this because it relates to a historical incident which impacts comparison of the underlying trend. Details of Santander UK’s response to the settlement are available in the announcement furnished on Form 6-K with the Securities and Exchange Commission on 9 December 2022. Adjusted CIR Calculated as adjusted total operating expenses before credit impairment (charges) / write-backs, provisions and charges as a percentage of the total of net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme. Ref. 2022 2021 CIR (iii) divided by the sum of (i) + net interest income 47% 56% Adjusted CIR (iv) divided by the sum of (ii) + net interest income 43% 50%

9 Santander UK Group Holdings plc b) Adjusted RoTE Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme. 2022 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 1,423 254 1,677 Less non-controlling interests of annual profit (17) (17) Profit due to equity holders of the parent (A) 1,406 1,660 2022 Equity adjustments As adjusted £m £m £m Average shareholders' equity 15,545 Less average Additional Tier 1 (AT1) securities (2,194) Less average non-controlling interests (118) Average ordinary shareholders' equity (B) 13,233 Average goodwill and intangible assets (1,548) Average tangible equity (C) 11,685 63 11,748 Return on ordinary shareholders' equity (A/B) 10.6% - Adjusted RoTE (A/C) - 14.1% 2021 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 1,405 244 1,649 Less non-controlling interests of annual profit (36) (36) Profit due to equity holders of the parent (A) 1,369 1,613 2021 Equity Adjustments As adjusted £m £m £m Average shareholders' equity 16,312 Less average Additional Tier 1 (AT1) securities (2,216) Less average non-controlling interests (316) Average ordinary shareholders' equity (B) 13,780 Average goodwill and intangible assets (1,597) Average tangible equity (C) 12,183 61 12,244 Return on ordinary shareholders' equity (A/B) 9.9% - Adjusted RoTE (A/C) - 13.2% Specific income, expenses, charges Details of these items are outlined in section a) of Appendix 1, with a total impact on profit from continuing operations before tax of £308m. The impact of these items on the taxation charge was £54m and on profit after tax was £254m. Tax is calculated at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible. Equity adjustments These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

Summarised consolidated income statement	**2022** **£m**	**2021** **£m**
Net interest income	4,425	3,949
Non-interest income[1]	531	550
Total operating income	**4,956**	**4,499**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(2,343)	(2,510)
Credit impairment (charges) / write-backs	(320)	233
Provisions for other liabilities and charges	(419)	(377)
Total operating credit impairment (charges) / write-backs, provisions and charges	**(739)**	**(144)**
Profit from continuing operations before tax	**1,874**	**1,845**
Tax on profit from continuing operations	(480)	(492)
Profit from continuing operations after tax	1,394	1,353
Profit from discontinued operations after tax[2]	-	31
Profit after tax	**1,394**	**1,384**

Summarised balance sheet	**31.12.22** **£bn**	**31.12.21** **£bn**
Total customer loans	215.7	207.3
Other assets[3]	69.5	79.8
Total assets	**285.2**	**287.1**
Total customer deposits	189.9	186.2
Wholesale funding	62.9	65.2
Other liabilities	18.0	19.6
Total liabilities	**270.8**	**271.0**
Shareholders' equity	14.4	16.1
Total liabilities and equity	**285.2**	**287.1**

Other information	**31.12.22**	**31.12.21**
Total qualifying regulatory capital	£14.3bn	£14.8bn
Risk-weighted assets (RWAs)	£70.1bn	£67.1bn
Total capital ratio	20.4%	21.9%
RFB LCR	157%	168%
RFB DoLSub LCR	152%	166%
Stage 3 ratio	1.26%	1.45%
ECL provision	£1,006m	£865m

The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Discontinued operations relate to the CIB segment which was moved to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.
3. 31 December 2022 includes £49m of property assets classified as held for sale.

10 Santander UK Group Holdings plc

Appendix 3 – Additional information

Mortgage metrics	31.12.22	31.12.21
Stock average LTV[1]	50%	52%
New business average LTV[1]	69%	66%
London lending new business average LTV[1]	66%	64%
BTL proportion of loan book	9%	8%
Fixed rate proportion of loan book	89%	84%
Variable rate proportion of loan book	7%	10%
SVR proportion of loan book	3%	4%
FoR proportion of loan book	1%	2%
Proportion of customers with a maturing mortgage retained[2]	81%	83%

LTV analysis (mortgage stock)	31.12.22	31.12.21
<50%	48%	45%
>50%-60%	19%	17%
>60%-70%	18%	19%
>70%-80%	10%	14%
>80%-90%	4%	4%
>90%-100%	1%	1%
>100%	-	-

Mortgage loan size	31.12.22	31.12.21
>£1.0m	2%	2%
£0.5m to £1.0m	10%	9%
£0.25m to £0.5m	31%	30%
<£0.25m	57%	59%
Average loan size (stock)	£184k	£174k
Average loan size (new business)	£237k	£234k

Retail Banking customer deposits by portfolio	31.12.22	31.12.21
	£bn	£bn
Current accounts	76.6	80.7
Savings accounts	67.0	57.8
Business Banking accounts	12.2	13.1
Other retail products	6.0	5.4
Retail Banking customer deposits	**161.8**	**157.0**

Interest rate risk

NII sensitivity[3]	2022	2021
	£m	£m
+100bps	238	334
-100bps	(194)	(459)

Well positioned in a rising interest rate environment

- Our structural hedge position increased, with an average of c£110bn over the last 12 months, and an average duration of c2.5 years.
- The table above shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

1. Balance weighted LTV. Simple average stock LTV 39% at 31.12.22 (31.12.21: 41%).
2. Applied to mortgages four months post maturity and is calculated as a 12-month average of retention rates to September.
3. Based on modelling assumptions of repricing behaviour.

11 Santander UK Group Holdings plc

12 Santander UK Group Holdings plc List of abbreviations APM Alternative Performance Measure AML Anti-money laundering AT1 Additional Tier 1 BBLS Bounce Back Loan Scheme Banco Santander Banco Santander S.A. Banking NIM Banking Net Interest Margin BTL Buy-To-Let CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-To-Income Ratio CRR Capital Requirements Regulation ECL Expected Credit Losses EDB Everyday Banking ESMA European Securities and Markets Authority EU European Union FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IFRS International Financial Reporting Standards JAs Judgemental Adjustments (previously Post Model Adjustments) LCR Liquidity Coverage Ratio LTV Loan-To-Value n.m. Not meaningful MDA Maximum Distributable Amount MREL Minimum Requirement for own funds and Eligible Liabilities NPS Net Promoter Score PRA Prudential Regulation Authority QMS Quarterly Management Statement RFB Ring-Fenced Bank (Santander UK plc) RFB DoLSub Santander UK plc Domestic Liquidity Sub-group RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SLB Santander London Branch SVR Standard Variable Rate UK United Kingdom UPLs Unsecured personal loans

13 Santander UK Group Holdings plc Retail NPS: Our customer experience research was subject to independent third party review. We measured the main banking NPS of 10,898 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 31 December, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest, TSB and RBS. 2022: NPS ranked 7th for Retail, we note a margin of error which impacts those from 4th to 7th and makes their rank statistically equivalent. 2021: NPS ranked 4th for Retail, we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent. Business & Corporate NPS: Business and corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 8,706 interviews made in twelve months ended 16 December 2022 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest. 2022: NPS ranked 1st for Business & Corporate. 2021: NPS ranked 1st for Business & Corporate. Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 December 2022, the bank had around 19,000 employees and serves around 14 million active customers, 7 million digital customers via a nationwide 449 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain and is one of the largest banks in the world by market capitalization. Its primary segments are Europe, North America, South America and Digital Consumer Bank, backed by its secondary segments: Santander Corporate & Investment Banking (Santander CIB), Wealth Management & Insurance (WM&I) and PagoNxt. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At 31 December 2022, Banco Santander had more than 1.3 trillion euros in total funds, 160 million customers, of which 27 million are loyal and 51 million are digital, over 9,000 branches and over 200,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward- looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK, Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward- looking statements on page 297 of the Santander UK Group Holdings plc 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 7 March 2022. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 6 February 2023 By / s / Duke Dayal Duke Dayal Chief Financial Officer